[Total S.A. Letterhead]

October 29, 2008

By EDGAR, “CORRESP” Designation

H. Roger Schwall,

Assistant Director,

Securities and Exchange Commission,

Division of Corporation Finance,

100 F. Street, N.E.,

Washington, D.C. 20549-7010

Re:	TOTAL S.A. Annual Report on Form 20-F for the Fiscal Year

Ended December 31, 2007 (File No. 1-10888)

Dear Mr. Schwall:

We are writing in response to comments included in the August 29, 2008 letter from the Staff of the Securities and Exchange Commission relating to the Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (“2007 Form 20-F”) filed on April 2, 2008 by TOTAL S.A. (“Total”).

We appreciate the Staff’s careful review of our 2007 Form 20-F. We have sought to carefully and thoroughly consider the Staff’s comments. For your convenience, we have restated the Staff’s comments in full and in bold type, which are followed by Total’s responses.

Form 20-F for the Fiscal Year Ended December 31, 2007

Selected Financial Data, page 1

1.	We note your footnote (f) disclosure on page two indicating that “TOTAL did not publish financial data in accordance with IFRS in 2003 because, at the time, our financial statements were required to be presented in conformity with French Generally Accepted Accounting Principles. For this reason, we have not provided selected financial data for 2003.” Please confirm, if true, that you have not provided the selected financial data for 2003 in reliance upon the accommodation provided under Item 3.A.l of Form 20-F, wherein the earliest of the two years of the five year period may be omitted when a registrant cannot provide the information without unreasonable effort or expense, or otherwise advise.

R:	We confirm that we have not provided the selected financial data for 2003 because such information, on a comparable IFRS basis, cannot be provided without the effort and expense of creating IFRS financial statements for 2003, which we believe, under the circumstances, would be unreasonable.

Risk Factors, page 4

2.	Given the apparent potential liability the issuer faces as a result of pending litigation, provide specific risk factor disclosure to identify and discuss the risk. For example, we refer you to the discussion at page 93 of the explosion that occurred at the Grande Paroisse industrial site. It would appear that if you incur the maximum (net) liability from the Grande Paroisse situation, 1.39B euros, this would have a material adverse impact on your results of operations for the period in which the amount is first reflected in your financial statements. In the alternative, explain to us in necessary detail why you do not believe that additional risk factors disclosure of these matters would be necessary.

R:	Under applicable French law, Grande Paroisse is presumed to bear sole responsibility for the explosion at its site near Toulouse France as long as the cause of the explosion remains unknown. While awaiting the conclusion of the investigation into the cause of the explosion and the confirmation or reversal of this presumption, Grande Paroisse has set up a compensation system and made payments to victims over the years since the explosion in 2001 (most notably, payments by Total and its subsidiaries (the “Total Group” or the “Group”) amounting to 719 M euros in 2003). As a result of these payments under the presumption of liability and those by its insurers, an aggregate amount of over 2 billion euros had been paid as of December 31, 2007 and the potential liability of Total has decreased accordingly. The provisions for potential liability and complementary claims in Total’s consolidated financial statements have been regularly adjusted to reflect these payments and some complementary claims. The provision as of December 31, 2007 was established at 134 M euros (see our response to your comment 7 for additional information on this provision). As a result, we do not believe that this matter represents a material risk for Total that would warrant specific risk factor disclosure. However, we do propose to revise our disclosure in our Form 20-F for the year ending December 31, 2008 to clarify that these provisions take into account past payments made. As for the other litigation referred to in Item 8, we also do not believe that these matters, either individually or in the aggregate, represent a material risk to Total that would warrant specific risk factor disclosure.

We have activities in certain countries which are subject to U.S. sanctions…page 6

3.	We note that in the third paragraph you state that Total has made investments “in excess” of $20 million in Iran. Please revise to disclose the dollar investment made in Iran in the prior period. Also disclose Total’s share of the estimated cost to develop the South Pars field.

R:	Although, as you have noted, Total has made investments in excess of $20 million in Iran (excluding investment in the South Pars field, which is the subject of a waiver, as discussed below) in each of the years since the passage of the Iran Sanctions Act of 1996 (as amended, “ISA”), the amount of any such investment by Total in any such period has not been material to Total. We do not believe that disclosing the actual amount invested in excess of $20 million for any period would provide information that is relevant to evaluating the risk that the U.S. government might impose sanctions under ISA. In addition, providing such amounts would be disclosing commercially sensitive information that could damage Total’s competitive position. Moreover, we believe that providing information on the contribution of Total’s oil and gas production in Iran relative to its overall production (for 2007, Total’s average daily production in Iran represented approximately 0.5% of its worldwide average daily production) allows assessment of the risk of ISA sanctions by placing Total’s activities in Iran in the appropriate context.

Total completed its development of the South Pars field in 2004 and has no significant future investment planned for this field. As Total was granted a waiver of the application of sanctions for its investment in the South Pars gas field by the U.S. government in 1998, we do not believe that disclosure of the past cost of developing the South Pars field is relevant to an analysis of the risk that the U.S. government might impose sanctions upon Total under ISA.

Total has signed several agreements with its partners that set forth a framework for possible future investment in a liquefied natural gas project, Pars LNG, including agreements related to the development of a new portion of the South Pars gas field, Block 11, which is expected to supply gas to the liquefaction plant. Engineering studies for the natural gas liquefaction plant and the development of Block 11 of South Pars are underway, but the final investment decision for this project has not been made. Any decision by Total to launch a major investment in Iran would necessarily take into account a large number of parameters, including geopolitical factors. Total does not anticipate any additional material investments in Iran in the near future.

4.	We note the disclosure in this section and under “Regulations concerning Sudan,” which is on page 47, that the company has no active business in Sudan. Please confirm supplementally that you are currently paying no royalty or rent for your interest in Block B in Southern Sudan. We also note in the second paragraph on page 47 that under the 1980 Exploration and Production Sharing Agreement, as revised in 2004, that at a resumption date, that event would mark the starting point of Total’s work obligations. If the resumption date has been triggered, then disclose the estimated cost of the company’s obligation under the Exploration and Production Sharing Agreement.

R:	To date, Total has no active business in Sudan. Total has no oil or gas exploration and production activities in Sudan and has not made any significant investments there. Therefore, Total is currently paying no royalty or acreage fees for its interest in Block B in Southern Sudan.

We confirm that, to date, the resumption date has not been triggered.

Under the terms of the Revised Exploration and Production Sharing Agreement (EPSA), the Block B partners (of which Total, operator, with a 32.5% interest) are required for the duration of the exploration phase to pay the government an annual $500,000 “scholarship bonus” and an annual $500,000 “social development contribution”. These funds are managed by a commission that includes representatives of the local authorities concerned (local communities, County Commissioner, State representative) and of the Ministry of Energy to ensure transparency and fair allocation.

Information on the Company, page 7

South America, page 19

5.	We note your disclosure under this heading that “In Bolivia, the Group was required to renegotiate the contracts for the fields in which it had interests pursuant to the May 1, 2006 decree regarding the nationalization of hydrocarbons. These new exploration and production contracts with the Bolivian government became effective on May 2, 2007.” Please explain to us and disclose the financial impact to your results of operations that you incurred or expect to incur as a result of the renegotiation of these contracts, if material. In this regard, we note similar disclosure regarding your operations in Venezuela in Note 32, wherein you disclose that those negotiations led to a settlement with the Venezuelan government.

R:	In Bolivia, Total has interests in six permits: two producing permits, San Alberto and San Antonio (15%); and four permits in the exploration or appraisal phase, Blocks XX West (75%, of which 34% were acquired in 2006, operator), Aquio and Ipati (80%, operator) and Rio Hondo (50%). In 2007, Total’s production in Bolivia averaged 28 kboe/d, compared to 21 kboe/d in 2006 and 2005, approximately 1% of Total’s worldwide oil and gas production in each of such years.

The Group was required to renegotiate the contracts for the fields in which it had interests pursuant to the May 1, 2006 decree regarding the nationalization of hydrocarbons. These new exploration and production contracts with the Bolivian government became effective on May 2, 2007, after approval and notarization by the Bolivian legislature. The new contracts retain certain terms from production sharing agreements while providing for a 50% production tax and profit sharing between YPFB (Yacimientos Petroliferos Fiscales Bolivianos, the state-owned Bolivian oil company) and the foreign partner, after reimbursement of investments and costs. We do not believe that the renegotiation of these contracts had, or will have in the future, a material financial or other impact on our results of operations.

Compensation, page 69

6.	It appears that you have omitted disclosure regarding compensation on an individual basis for all but your directors and chief executive officer. Please revise to include disclosure of compensation for your other executive officers, or explain why such disclosure is not required. See Item 6.B.l of Form 20-F.

R:	The second sentence of Item 6.B.1 of Form 20-F states that: “Disclosure of compensation is required on an individual basis unless individual disclosure is not required in the company’s home country and is not otherwise publicly disclosed by the company”. We confirm that, in France, disclosure of the compensation of our executive officers, other than our chief executive officer, is not required on an individual basis and that we do not otherwise publicly disclose individual compensation of our other executive officers. Accordingly, as you have noted, in reliance on the text cited above we have not included disclosure of individual compensation of our other executive officers in our Form 20-F.

Financial Information, page 93

Grande Paroisse

7.	We note your disclosure on page 94 that under French law, Grande Paroisse is presumed to be solely responsible for the explosion as long as the cause remains unknown; and that Grande Paroisse estimates “the compensation of all claims and related expenses amounts to 2.19 B€.” Given the amount of the estimate for claims and related expenses, please tell us and expand your disclosure to explain why you have recorded a provision for potential liability and complementary claims at only 134 M€ as of December 31, 2007 and 176 M€ as of December 31, 2006. Please cite the authoritative accounting guidance you are relying on in support of your provision during the periods presented.

R:	As mentioned in our disclosure on page 94 of the 2007 Form 20-F: “At this stage, the estimate for the compensation of all claims and related expenses amounts to 2.19 B€. This figure exceeds by 1.39 B€ Grande Paroisse’s insurance coverage for legal liability (capped at 0.8 B€)”. As Grande Paroisse is presumed to bear sole responsibility for the explosion as long as the cause of the explosion remains unknown, we believe this exposure meets the definition of a liability. Accordingly, we have recorded the following provisions based on paragraph 14 of IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”:

Year	Amount
2001	941
2002	83
2004	150
2005	100
2006	100

Total	1,374	M€

In addition to the approximately 0.8 B€ paid by its insurers, as of December 31, 2007, Grand Paroisse had made aggregate payments of 1,240 M€ to third parties over the period since the explosion. As a result, the remaining liability was represented by the provision of 134 M€ recorded as of December 31, 2007.

1) Accounting Policies, page F-7

J) Other Property, Plant and Equipment, page F-10

8.	We note your disclosure under this heading that “The costs of major turnarounds of refineries and large petrochemical units are capitalized as incurred and depreciated over the period of time between two consecutive major turnarounds.” Based on this disclosure, please tell us the accounting literature you are relying upon in support of your accounting policy for major turnarounds and why you believe the time period between two consecutive major turnarounds is appropriate.

R:	The costs of major turnarounds of refineries and large petrochemicals units are capitalized as incurred based on the provisions of paragraph 14 of IAS 16 “Property, Plant and Equipment”. Major turnarounds are a condition of continuing to operate our refineries and petrochemicals units and, as such, we believe that they are an item of property, plant and equipment under IAS 16.

The useful life is defined in paragraph 6 of IAS 16 as the period over which an asset is expected to be available for use by an entity. In the case of major turnaround costs, we believe the useful life to be the period of time between two consecutive major turnarounds, and therefore we depreciate the major turnaround assets over this period.

20) Financial Debt and Related Financial Instruments, page F-48

C) Net-Debt-to-Equity Ratio, page F-53

9.	We note from your Net-debt-to-equity ratio that you exclude estimated dividends payable to arrive at total shareholder’s equity. Please explain to us why you believe excluding estimated dividends payable to arrive at total shareholder’s equity is appropriate for this ratio.

R:	In 2007, the Group applied IFRS 7 “Financial Instruments – Disclosures” and the related amendments to IAS 1 “Presentation of Financial Statements” for the first time. Paragraph 134 of IAS 1 requires quantitative and qualitative disclosures regarding the Group’s objectives, policies and processes for managing capital. Paragraph 135 of IAS 1 provides that such disclosures should be based on “the information provided internally to key management personnel”.

As a consequence, we have decided to disclose in the notes the Net-debt-to-equity ratio that is and has been the measure used internally by the management and disclosed externally for financial communication purposes for many years.

In the calculation of this ratio, total shareholders’ equity as reported under IFRS is reduced by an estimate of dividends payable to the parent company’s shareholders as a result of net income reported for the period. Indeed, as Total’s dividend payments currently occur twice a year (in November and in May), we believe the potential effect of the dividends on shareholders’ equity should be taken into account in order to have a faithful representation of shareholders’ equity and the Net-debt-to-equity ratio.

Exhibits 12.1 and 12.2

10.	We note your certifications are worded such that they do not precisely match the language as set forth in exhibit requirement paragraph (12) of Item 19 of Form 20-F. In this regard and without limitation, there is no provision for your certifying officers to identify their position held with the Company in the first line of the certification. Please refer to Item 19 of Form 20-F for the exact text of the required certifications and amend your exhibits as appropriate.

R:	We were not aware of the Staff’s position that the identification of a certifying individual required by the first line of the form of Exhibit 12 should not include the title of such individual. We will revise our future filings of Exhibits 12 to include only the name of the certifying individual in this line and to include his or her title only in the line provided after his or her signature.

In connection with Total’s responses to the Staff’s questions, Total hereby acknowledges the following:

•	Total is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Total may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of Total, I would like to thank you for the cooperation you and the Staff are extending with the review of the 2007 Form 20-F. Please do not hesitate to call me at (011)(331) 4744-4546 or Richard Asthalter or Krystian Czerniecki of Sullivan & Cromwell LLP at (011)(331) 7304-5810 or (011)(331) 7304-5880, respectively, with any questions or comments on the foregoing.

Very truly yours,

/s/ Patrick de la Chevardière
Patrick de la Chevardière
Chief Financial Officer

cc:	Jennifer O’Brien

Kimberly Calder

Laura Nicholson

Tim Levenberg

(Securities and Exchange Commission)

Thierry Reveau de Cyrières

Dominique Bonsergent

(TOTAL S.A.)

Richard Asthalter

Krystian Czerniecki

(Sullivan & Cromwell LLP)